

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 North Federal Highway
Suite 54
Boca Raton, Florida 33431

> **Re: Medifirst Solutions, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on April 26, 2012**
> **File No. 333-178825**

Dear Mr. Schoengood:

We have reviewed your responses to the comments in our letter dated April 20, 2012 and have the following additional comments.

1. We note your response to our prior comment 2. We are not convinced by your arguments that the sales prior to filing the registration statement were private placements. As such, please add a risk factor that purchasers in these offerings might have rescission rights in the event a court determined that they were not made in accordance with applicable laws and regulations.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial

statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

3. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via E-mail): Robert Laskowski, Esq.